Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement 333-287034

May 12, 2025

€850,000,000

Ball Corporation

4.250% Senior Notes due 2032

The information in this pricing term sheet relates only to the offering of the securities specified herein and should be read together with Ball Corporation’s (“Ball”) Preliminary Prospectus Supplement, dated May 12, 2025 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement, is qualified in its entirety by reference to the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Increase in Size of Offering

The aggregate principal amount of the notes to be issued in the offering have been increased from €750,000,000 to €850,000,000. As a result, all corresponding references in the Preliminary Prospectus Supplement relating to the aggregate principal amount of the notes offered should be increased by €100,000,000.

Issuer:	Ball Corporation
Title of Securities:	4.250% Senior Notes due 2032 (the “Notes”)
Principal Amount:	€850,000,000
Offering Format:	SEC Registered
Ratings*:	Ba1 / BB+
Maturity Date:	July 1, 2032
Coupon:	4.250%
Price to Public:	100.000%
Yield to Maturity:	4.250%
Benchmark Security:	DBR 1.700% due August 15, 2032
Spread to Benchmark Security:	+185 basis points
Interest Payment Dates:	January 1 and July 1, commencing on January 1, 2026.
Day Count Convention:	360-day year consisting of twelve 30-day months.
Optional Redemption:

Make-whole call at Bund+50 basis points prior to April 1, 2032 (three months prior to the maturity date).

On or after April 1, 2032 (three months prior to the maturity date) at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest thereon, to, but excluding, the date of redemption.

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs for the Notes, unless Ball has exercised its right to redeem the Notes within 60 days after the Change of Control, Ball will make an offer to each holder of the Notes to repurchase all or any part of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest thereon to, but excluding, the date of repurchase.
Tax Redemption:	If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date hereof, Ball becomes or, based upon a written opinion of independent tax counsel of recognized standing selected by Ball, will become obligated to pay additional amounts with respect to the Notes, then Ball may at its option, redeem, in whole, but not in part, the Notes at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest (including any additional amounts) thereon to, but excluding, the redemption date.
Trade Date:	May 12, 2025
Settlement Date:

May 19, 2025 (T+5)

Ball expects that delivery of the Notes will be made against payment therefor on or about the fifth business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

Use of Proceeds:	Ball intends to use the net proceeds from the offering, together with cash on hand, for general corporate purposes, which may include the refinancing or repayment of debt, potential investments in strategic alliances and acquisitions, working capital, pension contributions or capital expenditures. Prior to the application of such proceeds, Ball intends to repay outstanding borrowings under its U.S. dollar revolver, without a reduction in commitment, using a portion of the net proceeds from the offering, together with cash on hand. The exact allocation of such proceeds and the timing thereof is at the discretion of Ball’s management.

Global Coordinators and Joint Book-Running Managers:	BNP PARIBAS Deutsche Bank Securities Inc. Crédit Agricole Corporate and Investment Bank UniCredit Bank GmbH
Joint Book-Running Managers:

Merrill Lynch International

Citigroup Global Markets Limited

Goldman Sachs & Co. LLC

Coöperatieve Rabobank U.A.

Banco Santander, S.A.

Mizuho International plc

Morgan Stanley & Co. International plc

SMBC Bank International plc

Co-managers:	Barclays Bank PLC HSBC Securities (USA) Inc.
Common Code/ISIN Numbers:	Common Code: 307062933 ISIN: XS3070629335
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.
Listing and Trading:	Application has been made for Notes to be admitted to the Official List of Euronext Dublin and to trade on the Global Exchange Market, which is the exchange regulated market of Euronext Dublin. The Global Exchange Market is not a regulated market for the purposes of MIFID II/ UK MiFIR. No assurance can be given that this application will be granted.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus, dated May 7, 2025) and a preliminary prospectus supplement, dated May 12, 2025 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP PARIBAS at 1-800-854-5674 or emailing dl.syndsupportbonds@uk.bnpparibas.com.

In connection with this offering, BNP PARIBAS (the ‘‘Stabilizing Manager’’) (or persons acting on its behalf) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes during the stabilization period at a level higher than that which might otherwise prevail. However, stabilization action may not necessarily occur. any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than 30 calendar days after the date on which the issuer received the proceeds of the issue, or no later than 60 calendar days after the date of allotment of the Notes, whichever is the earlier. Any stabilization action or over-allotment must be conducted by the Stabilizing Manager (or persons acting on its behalf) in accordance with all applicable laws and rules.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the European Economic Area.

UK MiFIR professionals/ECPs-only/No UK PRIIPs KID - Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the United Kingdom.

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